INVEST IN **CORVIDANE**

Developing a novel, safe drug to prevent heart attacks, strokes, and liver transplants from NASH

PITCH VIDEO | INVESTOR PANEL



corvidane.com New York NY

Minority Founder | Biotech

LEAD INVESTOR

Rene Braeckman

I invested in Corvidane and agreed to be the lead investor because of the leadership's ambitious mission to develop a novel, safe drug to prevent heart attacks, strokes, and liver transplants from NASH, with a high chance of success because of the solid scientific rationale behind the product in these indications with an unmet medical need. A second very important reason for my interest in contributing to Corvidane is that the leadership team has strong domain expertise and previous operating experience. I expect this to lead to a better treatment for patients and financial benefits for investors.

Invested $1,000 this round & $26,000 previously

Highlights

1. CEO designed trials for Vascepa®, which reduces heart attack and stroke risk for high triglycerides.
2. Results of Corvida™'s effect on LDLr-/- mouse and genes associated with atherosclerosis due in 2023
3. Funds raised will lead to PreIND meetings with the FDA to ensure acceptability of human trials.
4. Corvida™'s components are designated GRAS (Generally Regarded as Safe) by the FDA.
5. Corvida™ is protected by patents in the US and Japan and are owned by the company.
6. This is an opportunity to impact global health and potentially realize significant financial gains.*
7. *Projections cannot be guaranteed.

Our Team



Paresh Soni CEO

20+ years of executive pharmaceutical experience in Cardiovascular diseases and NASH that includes Amarin, Alexion, Pfizer and Albireo. Led the NDA submission and approval of Vascepa®, designed and launched the landmark REDUCE-IT study.



Damion Boyer Co-Founder / COO

6 years experience as CEO of Corvidane. Responsible for initiating Corvidane's NASH program and forging strategic alliances in the U.S. and Europe, which includes UMC Utrecht and resulted in a non-dilutive subsidy from the Dutch government.



Peggy (Berry) Durst VP of Regulatory

28 years of Regulatory experience that includes 5 years with Amarin. Developed and operationalized FDA Regulatory strategy for Vascepa®. Managed clinical trial submissions in the U.S., the EU and Canada.



Patrice BINAY VP of Chemistry and CMC

32 years of pharmaceutical Fine Chemistry experience. Synthesis and analytical characterization of Active Pharmaceutical Ingredients, Quality auditing, Industrial Transfer. Development of a new class of anti-inflammatory (H4 Receptor).



Menno Van Burken VP of Commercial Strategy

32 years of pharmaceutical experience that includes 17 years with Pfizer. Lead Cardiovascular and Metabolic therapeutic disease initiatives across R&D, Clinical Development, Medical Affairs, Regulatory and Commercial functions.



John Burke Co-Founder and Adviser

Inventor of Corvida™ with 46 years Chemical Engineering expertise

Bill Sasiela

John Burke

Pitch



Corvidane
A novel approach to treating
Cardiovascular and Liver diseases
August 3rd, 2023



PROBLEM
Diseases of lipid metabolism + inflammation
Atherosclerosis
Nonalcoholic Steatohepatitis
The buildup of fats and cholesterol (i.e., plaque) in artery walls that, when accompanied by inflammation, obstructs blood flow.
A major factor in heart attacks and strokes, the leading causes of death globally.
An accumulation of excess liver fat accompanied by inflammation and cell damage, which can cause fibrosis and lead to cirrhosis and liver cancer.
NASH affects 5% of U.S. adults and is the leading cause of liver transplants in the U.S.
2



SOLUTION
A drug that can improve lipid metabolism, reduce inflammation and is safe.
Corvida™ contains two fatty acids: an Omega-7 and an Omega-9.
Both are Generally Recognized as Safe (GRAS) by the FDA.
FDA GRAS APPROVED
OMEGA-7 (palmitoleic acid)
Associated with preventing atherosclerosis and heart attacks.
Improves metabolic function of the liver and associated with improved insulin sensitivity.
OMEGA-9 (oleic acid)
Associated with low blood pressure
Has beneficial effects on autoimmune and inflammatory diseases.
3



SOLUTION
Palmitoleic Acid (Omega-7)
Oleic Acid (Omega-9)
Adipose Tissue
Macrophages
Skeletal Muscle
Cardiovascular system
Pancreas
Liver
Inflammation
Autoimmune
4



SOLUTION
We selected Omega-7s and Omega-9s that improve lipid metabolism and have anti-inflammatory properties to maximize the health benefit via multiple pathways.
Omega-7 and Omega-9 fatty acids are smaller and more capable of entering cells than Omega-3s.
Omega-7 and Omega-9 fatty acids have fewer double bonds (Mono-unsaturated) and are less easily oxidized or otherwise damaged.
Corvida™ is not an Omega-3 fatty acid drug, which is often used to reduce triglyceride levels in the body.
5

Fatty Acid	Omega	Size	Double Bonds
Palmitoleic	7	16 Carbon Atoms	1
Oleic	9	18 Carbon Atoms	1
EPA	3	20 Carbon Atoms	5
DHA	3	22 Carbon Atoms	6





MARKETS

$22B (U.S. Peak[1])

ATHEROSCLEROSIS

Targeting at-risk population actively using cholesterol lowering (statin) therapies.

$27B (2029 Est.[2])

NASH

Targeting NASH patients with or without Type 2 Diabetes.

UP TO 60% OF TYPE 2 DIABETICS HAVE NAFLD OR NASH.

1. "National Trends in Statin Use and Expenditures in the US Adult Population From 2002 to 2013", JAMA Cardiology 2017

2. "Non-Alcoholic Steatohepatitis (NASH) – Opportunity Analysis and Forecasts to 2029", GlobalData 2020

COMPETITION

ATHEROSCLEROSIS

AMARIN

Vascepa® (Icosapent Ethyl)

- Purified Eicosapentaenoic Acid (EPA), an omega-3 fatty acid, not Monounsaturated
- Originally approved to lower triglycerides
- Shows most potential of approved drugs to treat atherosclerosis (EVAPORATE study)
- Does not provide benefit in NASH

NASH

northsea THERAPEUTICS

Icosabutate

- Modified Eicosapentaenoic Acid (EPA), an omega-3 fatty acid, not Monounsaturated
- Currently in Phase 2 human studies targeting NASH patients with F2-F3 fibrosis
- Reduces triglyceride levels, but may increase LDL cholesterol levels

M&A ACTIVITY

Corvida™: SELL, LICENSE OR IPO

Promising fatty acid therapeutics have fueled significant business development activity:

- GSK acquired Reliant Pharmaceuticals for **$1.7B** for their omega-3 fatty acid drug Lovaza®
- Northsea Therapeutics licensed Pronova's omega-3 compound (Icosabutate), raised **€140M** since 2017
- HLS Therapeutics Inc. Pfizer enters into promotional agreement with HLS Therapeutics for Vascepa® in Canada
- Astra Zeneca acquired Omthera for **$343M** for their omega-3 fatty acid drug Epanova®
- Gilead combined Amarin's omega-3 fatty acid drug Vascepa® for inclusion in their NASH combo therapy trials

gsk · northsea · PRONOVA BIOPHARMA · Pfizer · Reliant · AMARIN · GILEAD · AstraZeneca · Omthera

Forward-looking projections cannot be guaranteed.

VALIDATION

Corvida™ studies have shown promising results

- Ability to treat Atherosclerosis and NASH simultaneously in the LDLr-/- mouse model (awaiting results)
- Cleveland Clinic: Reduction in Atherosclerotic Plaque in the ApoE-/- mouse model
- Improved metabolic processing of lipids in rodent model
- Effects on Atherogenic Lipids in Humans
- TNO: Effects on Atherogenic Lipids in ApoE3 mouse model

INTELLECTUAL PROPERTY

Intellectual Property

Patents to treat Atherosclerosis Issued:

- uspto · The United States
- 特許庁 JAPAN PATENT OFFICE · Japan
- INPI · Brazil

…w/ applications pending in The EU, China, India and Canada.

- NASH provisional application filed in the U.S.

TEAM

Dr. Paresh Soni, MD, PhD – CEO & Chief Medical Officer
An expert in **NASH** with 20+ years executive pharmaceutical experience, including **Amarin**, Alexion, Pfizer and Albireo. Led NDA approval of Vascepa®.

Damion J. Boyer – Co-Founder & COO
Former Corvidane CEO. Initiated Corvidane's NASH program and forged strategic alliances in Europe.

Patrice Binay, PhD – Vice President of Chemistry and Manufacturing
34 years of pharmaceutical fine chemistry experience.

Menno Van Burken, PharmD – Vice President of Commercial Strategy
33 years of pharmaceutical experience, including 17 years with Pfizer.

John M. Burke - Co-Founder and Inventor of Corvida™
47 years of Chemical Engineering experience.

OFFERING

RAISING $5M USD to Submit an Investigation New Drug (IND) Application

Funds will be used to cover:
- Toxicology Studies
- Manufacturing/CMC
- Legal/Patents, Accounting, Market Research, Personnel

Raised $360k USD with RegCF and €600k from TKI Subsidy for collaboration with UMC Utrecht



Health~Holland
Y1
Y2
Y3
Y4
Y5
$5M
Series A
Series B
FDA
FDA
UMCU Studies
Mfg. and CMC
PreIND Meetings
IND-Enabling Studies
IND Filing
Phase 1 Studies
Phase 2 Studies

Only $618k of the $5M will be solicited through this Wefunder offering. Also, forward-looking projections cannot be guaranteed.

CONCLUSION

- Low valuation for early investors with potential for upside with 2 large indications
- Potential to treat millions of patients with common metabolic diseases

RESEARCH

Cleveland Clinic

Proof of Concept: Effects on Atherosclerosis in Rodents
The Cleveland Clinic

Mouse Atherosclerosis Progression Study

- Examined the effects Corvida™ (CCO) diet vs. Western Diet in ApoE-/- mice; a well- established model for atherosclerotic progression
- Corvida™ diet replaced 20% standard Western diet fat with Corvida™:
  - Increased HDL cholesterol by 77% compared to the control group
  - Reduced triglycerides by 11% compared to control group
  - Produced significant reductions in atherosclerosis
    - Effect on atherosclerosis versus atherogenic lipid suggests beneficial effects beyond lipids

Table 2.	Aortic sinus lesion size (mm^2)	
	Control	Treatment
Corvida™	0.33 ± 0.09	0.18 ± 0.07**

Table 3.	Aortic lesion (%)	
	Control	Treatment
Corvida™	9.63 ± 2.8	3.17 ± 1.6**
†Rosuvastatin (20mg/kg/day²	21.9 ± 2.9	11.9 ± 1.9*

Compared to the Control group, *P<0.05, **P<0.001

† Enomoto S, Sata M, Fukuda D, et al. "Rosuvastatin prevents endothelial cell death and reduces atherosclerotic lesion formation in ApoE-deficient mice." Biomed Pharmacotherapy. 2007

RESEARCH

Improved Metabolic Processing of Lipids
Case Western Reserve University

Study of Corvida™ in an Animal Model

Double blind, 8-week study of 18 Sprague Dawley rats receiving 50% of calories from fat to resemble typical American diet (40%-45% of calories from fat). Three arms of 6 rats each:

1. Corvida™ Diet
2. Saturated Fat Diet - Lauric acid (C12:0) and Myristic acid (C14:0)
3. Oleic acid (C18:1)

Lead Investigator: Dr. Charles Hoppel, M.D.

Results/Conclusions:

- Corvida™'s constituents absorbed into the blood and heart, liver and adipose tissue
- Corvida™ improves metabolic processing of lipids and glucose resulting in reduced liver fat accumulation and sustained liver function.

RESEARCH

Improved Metabolic Processing of Lipids
Case Western Reserve University

Study of Corvida™ in an Animal Model

Analysis reveals the statistical and physical evidence of Corvida™'s ability to improve metabolic function:

Corvida™ Group livers are pristine



Corvida™
Saturated Fat
Oleic

SF and Oleic Groups Became PreDiabetic

RESEARCH

Proof of Concept: Proof of Concept Effects on Atherogenic Lipids in Humans

The University of Hawaii

Human Dietary Study

- Used macadamia nuts (high in oleic and palmitoleic acids) compared to typical Western diet
- Subjects were relatively healthy volunteers with well-controlled lipids at baseline (mean baseline LDL-C levels of 130 mg/dl; mean baseline TGs of 80 mg/dl)
- With macadamia nut diet:
  - LDL-C was 5.9 mg/dl lower than American diet ($p<0.05$)
  - TGs were 7.1 mg/dl lower than American diet ($p<0.05$)
  - Non-HDL-C is calculated to be 7.4 mg/dl lower than American diet
- Macadamia nut diet was safe and well-tolerated

RESEARCH

TNO

Proof of Concept: Effects on Atherogenic Lipids in Rodents TNO

ApoE3* Leiden Mouse Model Lipids Study

- ApoE3*Leiden mouse model is a well-established and validated model for human dyslipidemia and progression of atherosclerosis
- Martek algae oil was tested to western diet. Specifically, 6% Martek algae oil replaced 6% of cacao butter in the Western diet (which is 15% cacao butter).
- Martek algae oil is highly enriched in palmitoleic acid and palmitic acid
- As compared to Western diet, Martek algae oil at 4 weeks
  - Reduced total cholesterol by 37%
  - Reduced TGs by 44%

Corvidane

THANK YOU

"We will meet the challenge." – Dr. Oheneba Boachie-Adjei

paresh@Corvidane.com
damion@Corvidane.com